Exhibit 99.1

Top Wealth Group Holding Limited Announces Pricing of Initial Public Offering

Hong Kong, April 16, 2024 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (the “Company” or “Top Wealth”), a Hong Kong-based supplier of luxury caviar products, today announced the pricing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on April 16, 2024, U.S. Eastern time, under the ticker symbol “TWG.”

The Company expects to receive aggregate gross proceeds of US$8 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 ordinary shares at the public offering price after the closing of the Offering, less underwriting discounts. The Offering is expected to close on or about April 18, 2024, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for expanding the Company’s business internationally, brand promotion and marketing, and general working capital.

The Offering is being conducted on a firm commitment basis. Revere Securities LLC is acting as the sole underwriter for the Offering. Ortoli Rosenstadt LLP is acting as the U.S. counsel to the Company, and The Crone Law Group P.C. is acting as U.S. counsel to Revere Securities LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-275684) and was declared effective by the SEC on March 29, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement, and a free writing prospectus. Copies of the final prospectus relating to the Offering, when available, may be obtained from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 650 Fifth Avenue, 35th Floor, New York, NY 10019 USA, or by telephone at (212) 688-2238. In addition, copies of the prospectus and free writing prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus, the free writing prospectus, and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has continuously achieved tremendous sales growth since its launch in the market.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email:  ir@topwealth.cc